SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13G
                            (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED
        PURSUANT TO RULES 13d-l(b), (c) AND (d) AND AMENDMENTS
                THERETO FILED PURSUANT TO RULE 13d-2(b)
                         (AMENDMENT NO. ___ )



                        HOMESTEAD BANCORP, INC.
                           (Name of Issuer)



                Common Stock, Par Value $.01 Per Share
                    (Title of Class of Securities)


                              437698 10 3
                            (CUSIP Number)



                             July 17, 1998
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     __X__   Rule 13d-l(b)

     _____   Rule 13d-l(c)

     _____   Rule 13d-l(d)


                           Page 1 of 5 Pages

CUSIP NO. 437698 10 3                                 Page 2 of 5 Pages



1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Homestead Bancorp, Inc.  Employee Stock Ownership Plan     72-1416514

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) ___
                                                             (b) ___

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Louisiana


5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

    89,563

6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

    0

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

    89,563

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

    0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    89,563

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES                                                   _____


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.1%

12. TYPE OF REPORTING PERSON

    EP

CUSIP NO. 437698 10 3                                 Page 3 of 5 Pages

Item l(a)   Name of Issuer:

            Homestead Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            195 North Sixth Street
            Ponchatoula, Louisiana 70454

Item 2(a)   Name of Person Filing:

            Homestead Bancorp, Inc. Employee Ownership Plan

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            Homestead Bancorp, Inc.
            195 North Sixth Street
            Ponchatoula, Louisiana 70454

Item 2(c)   Citizenship:

            Louisiana

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $.01 per share

Item 2(e)   CUSIP Number:

            437698 10 3

Item 3. If This Statement is Filed Pursuant to Rule 13d-l(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (f)  __X__  An  employee benefit plan or endowment fund in accordance with Rule 13d-l(b)(1)(ii)(F).

            If this statement is filed pursuant to Rule l3d-l(c),
            check this box.                                         _____

Item 4.    Ownership.

           (a) Amount beneficially owned:

           89,563

CUSIP NO. 437698 10 3                                 Page 4 of 5 Pages

      (b)    Percent of class:  6.1 %

      (c)    Number of shares as to which such person has:

      (i)    Sole power to vote or to direct the vote                  89,563
      (ii)   Shared power to vote or to direct the vote                     0
      (iii)  Sole power to dispose or to direct the disposition of     89,563
      (iv)   Shared power to dispose or to direct the disposition of        0

     The Homestead Bancorp, Inc. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the Homestead Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees and will generally vote, unallocated shares held in the ESOP in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP Trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. The first allocation to participants' accounts under the ESOP is being made effective as of December 31, 1998, but the amount of such allocation has not been finalized yet.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable since the reporting entity owns more than 5% of the class.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable since the reporting entity is not a member of a group.

Item 9.  Notice of Dissolution of Group.

         Not applicable since the reporting entity is not a member of a group.

CUSIP NO. 437698 10 3                                 Page 5 of 5 Pages




Item 10.  Certifications.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         HOMESTEAD BANCORP, INC.

                         EMPLOYEE STOCK OWNERSHIP PLAN TRUST

February 10, 1999        By:  /s/ Lawrence C. Caldwell, Jr.
                         Lawrence C. Caldwell, Jr., Trustee



February 10, 1999        By: /s/ Dennis E. James
                         Dennis E. James, Trustee


February 10, 1999        By: /s/ Kelly Morse
                         Kelly Morse, Trustee